June 30, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: ThumzUp Media Corporation

Registration Statement on Form S-1
Filed: April 29, 2021

File No. 333-255624

Acceleration Request

Requested Date:	July 2, 2021
Requested Time:	4:00 PM Eastern Time

Dear Sir or Madam:

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thumzup Medical Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended on June 10, 2021 and on June 23, 2021 (File No. 333-255624) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld & Associates, at (310) 890-0790.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Aaron A. Grunfeld via email at agrunfeld@grunfeldlaw.com.

Please direct any questions or comments regarding this acceleration request to Aaron A. Grunfeld at (310) 890-0790.

Respectfully,

ThumzUp Media Corporation

By: /s/ Robert Steele
Robert Steele, Chief Executive Officer

Cc: Aaron A. Grunfeld, Esq.